SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST HALF OF 2010 RESULTS

(Rio de Janeiro – August 24, 2010) - Petróleo Brasileiro S.A. - Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income attributable to Petrobras reached U.S.$8,563 million in the first half of 2010.

HIGHLIGHTS

(in millions of U.S. dollars)

				For the first half of
1Q-2010	2Q-2010	2Q-2009		2010	2009
4,317	4,246	3,991	Consolidated net income attributable to Petrobras	8,563	6,627
2,547	2,587	2,524	Total domestic and international oil and natural gas production (mbbl/d)	2,568	2,503
8,352	8,228	8,092	Adjusted EBITDA	16,580	13,482

•          Consolidated net income attributable to Petrobras for the first half of 2010 increased 29.2% compared to the first half of 2009, primarily due to higher export prices and to the recovery of domestic sales volumes, which increased 11.1% compared to the prior-year period.

•          Capital expenditures amounted to U.S.$19,387 million in the first half of 2010, a 35.8% increase compared to our investments in the first half of 2009. Most of the capital expenditures in the first half of 2010 were allocated to the expansion of future oil and gas production capacity, to the petrochemical sector and to the improvement of our refineries.

•           Our internal cash generation is allowing us to maintain our projected investments and our target financial leverage in accordance with our 2010-2014 Business Plan.

 •          Monthly domestic crude oil production reached a record of 2,033 mbbl/d in April 2010.

•           We announced light crude oil discoveries in the Caratinga field, in the second quarter of 2010. These discoveries are important because they are near producing fields, enabling us to utilize our existing infrastructure, reducing production costs and leading to the fast start-up of production of newly discovered volumes.

•           In  the second quarter of 2010 occurred the operational start-up of production of FPSO Capixaba in the Cachalote field, in the region known as Parque das Baleias. This start-up is an example of the Company’s operational flexibility, as the FPSO Capixaba was previously located in the Golfinho field and was quickly adapted to pre-salt production in this new region.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor, 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events.  Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, natural disasters and accidents, receipt of governmental approvals and licenses and our ability to obtain financing.   All forward-looking statements are qualified in their entirety by this cautionary statement.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Dear shareholders and investors,

We are passing through an exceptional time in our history. In the first six months of 2010, we invested a record amount of U.S.$19,387 million, 35,8% more than the same period last year, primarily allocated to increasing oil and gas production capacity, modernizing and expanding our refineries and reorganizing our interests in the petrochemical sector, particularly in regard to Braskem.

This substantial increase in capital expenditures is a reflection of the number and quality of projects in our investment portfolio, as reflected in the expansion of our strategic business plan. In June, we released the 2010-2014 Business Plan, in which we project investment spending of U.S.$224 billion, or approximately U.S.$45 billion per year. In the Plan we have maintained our aggressive production targets, which are based only on existing projects in the portfolio, without taking into account the potential output from the Deed of Onerous Assignment.

The Exploration and Production segment, which commands the largest share of our capital spend, has been strengthened by our recent exploration success and new projects. In April, a new exploratory well confirmed Tupi’s light crude potential. In June, the Company announced probable oil reserves in the pre-salt layer in Albacora Leste and new discoveries of light crude oil in the Brava exploratory area of the Marlim field. On July 14, we began pre-salt production in the Baleia Franca field, in Espírito Santo, less than two years after these reserves were discovered. Initial output was around 13,000 barrels per day, and we expect to reach the maximum of 20,000 barrels per day by the end of the year. In the second half of 2010, we will begin the Tupi pilot project with an expected capacity of 100,000 barrels per day.

Despite the Exploration and Production segment’s evident importance and potential, I must emphasize that our investments are diversified and aimed at integrating our various operations. Petrobras is an energy company primarily focused on the oil and natural gas production chain with integrated business segments to ensure a higher  market share and to maximize returns.

This is why we have increased our investments in the Refining, Transportation and Marketing segment, especially refining. Following a lengthy period when our expenditures on these assets were limited to maintenance, we accelerated our investments, not only to increase refining capacity, but also to bring production in line with demand, improve product quality and process the country’s heavy crude. Brazil’s burgeoning oil output, together with economic growth, has made it imperative to build new capacity, whereas the new demand profile for more noble and qualified oil products drives us to invest on the production adequacy.

Another relevant subject of our capital expenditures is related to health, safety and the environment (HSE). In 2009 alone we invested U.S.$2.5 billion in HSE. Since 2000, when we implemented one of the most comprehensive HSE programs in the world, we have developed around 4,000 projects for improving operational safety and protecting the environment both in Brazil and abroad. Between 2000 and 2009, we reduced our average annual incidence of spills by 96% and trained 400 workers who are entirely dedicated to responding to any type of accident, seven days a week, 24 hours a day. We also acquired a large amount of specialized equipment to cope with spills and other accidents. We currently have a fleet of 30 OSRVs (oil spill response vessels) and more than 300 km of spill boom.

Our financial results for the first half of 2010 are entirely compatible with higher investments and increased profitability, without neglecting social and environmental responsibility. With our dominant position in the Brazilian market, together with our adequate pricing policy that stabilizes prices in the short term, we generated Adjusted EBITDA of U.S.$16,580 million and a 29.2% increase in the consolidated net income attributable to Petrobras in the first half of 2010. Our future is certainly challenging, but one that is full of opportunities for all our shareholders.

2

Net Income and Consolidated Financial and Economic Indicators

				For the first half of
1Q-2010	2Q-2010	2Q-2009	Income statement data (in millions of U.S. dollars, except for per share and per ADS data)	2010	2009

34,620	36,928	27,001	Sales of products and services	71,548	49,900
27,559	29,624	21,582	Net operating revenues	57,183	39,794
6,209	6,216	6,560	Operating income	12,425	10,816
(278)	(401)	(560)	Financial income (expense), net	(679)	(560)
4,317	4,246	3,991	Net income attributable to Petrobras	8,563	6,627
0.49	0.48	0.45	Basic and diluted earnings per common and preferred share	0.98	0.76
0.98	0.96	0.90	Basic and diluted earnings per ADS	1.96	1.52

			Uses of funds – capital expenditures per segment (in millions of U.S. dollars)

			▪ Exploration and production	9,133	6,849
			▪ Refining, Transportation and Marketing	6,364	3,784
			▪ Gas and Power	2,106	2,058
			▪ International:
			Exploration and production	1,120	771
			Refining, Transportation and Marketing	34	68
			Distribution	15	4
			Gas and Power	2	37
			▪ Distribution	145	225
			▪ Corporate	468	475
			Total capital expenditures	19,387	14,271

			Other data
44.6	41.1	49.7	Gross margin (%) (1)	42.8	47.5
22.5	21.0	30.4	Operating margin (%) (2)	21.7	27.2
15.7	14.3	18.5	Net margin (%) (3)	15.0	16.7
8,352	8,228	8,092	Adjusted EBITDA	16,580	13,482
53	54	50	Debt to equity ratio (%) (4)	54	50

			Financial and economic indicators
76.24	78.30	58.79	Brent crude (U.S.$/bbl)	77.27	51.60
1.8027	1.7928	2.0740	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.7977	2.1939
1.7810	1.8015	1.9516	Period-end commercial selling rate for U.S. Dollar (R$/U.S.$)	1.8015	1.9516

			Price indicators
			Crude oil and NGL average sales price (U.S. dollars/bbl)
72.92	73.79	48.68	Brazil (5)	73.35	40.74
62.02	66.20	48.92	International	64.24	44.34

			Natural gas average sales price (U.S. dollars/mcf)
2.40	3.29	3.98	Brazil	2.88	4.58
2.47	2.47	1.87	International	2.47	2.00

(1)    Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(2)    Operating margin equals operating income divided by net operating revenues.

(3)    Net margin equals net income divided by net operating revenues.

(4)     Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

(5)     Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

3

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

				For the first half of
1Q-2010	2Q-2010	2Q-2009		2010	2009
4,317	4,246	3,991	Net income attributable to Petrobras	8,563	6,627
2,042	2,088	1,563	Depreciation, depletion and amortization	4,130	2,891
94	-	-	Impairment	94	-
(413)	(511)	(485)	Financial income	(924)	(822)
356	466	356	Financial expense	822	482
335	446	689	Monetary and exchange variation	781	900
1,560	1,487	1,201	Total income tax expense	3,047	2,498
12	16	(230)	Equity in results of non-consolidated companies	28	(215)
49	(10)	1,007	Noncontrolling interest in results of consolidated subsidiaries	39	1,121
8,352	8,228	8,092	Adjusted EBITDA	16,580	13,482
30.3	27.8	37.5	Adjusted EBITDA margin (%)(1)	29.0	33.9

(1) Adjusted EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the first half of 2010 and for the first half of 2009 has been affected by the 22.0% increase in the value of the Real against the U.S. dollar during that period.

Net Income

Consolidated net income attributable to Petrobras increased 29.2% to U.S.$8,563 million in the first half of 2010 compared to U.S.$6,627 million in the first half of 2009, primarily due to a 2.6% increase of total domestic and international oil and natural gas production, increased export prices and the recovery of domestic sales volumes, which increased 11.1% in the period. These factors more than offset lower diesel and gasoline domestic prices and higher government participation and import costs, which also resulted from higher crude oil prices.

The increase in operating expenses was generated mainly by: provisions for contingencies related to the IPI (Federal VAT tax) tax credit-premium assignment (U.S.$255 million); a tax claim against the Company in connection with the charge of ICMS tax (domestic value-added tax) related to the P-36 platform (U.S.$250 million); ICMS tax debts (U.S.$61 million); and increased sales expenses.

Financial income (expense), net amounted to a net expense of U.S.$679 million in the first half of 2010, compared to a net expense of U.S.$560 million in the first half of 2009, primarily as a result of higher financial expenses related to our debt, partially offset by lower foreign exchange losses on net monetary assets denominated in U.S. dollars, lower losses on derivative instruments, higher capitalized interest income and higher income on financial investments.

Adjusted EBITDA

Adjusted EBITDA increased 23.0% to U.S.$16,580 million in the first half of 2010, compared to U.S.$13,482 million in the first half of 2009, primarily due to higher production, higher average export sales and international sales prices and higher domestic sales volumes. These effects were partially offset by higher unit costs related to higher government participation expenses, increased oil product imports, lower domestic sales prices generated by lower diesel (15% decrease) and gasoline (5% decrease) prices in June 2009, in addition to higher operating expenses.

4

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•

domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•

costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets;  depletion of oil fields; and exploration costs;

•	selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

•	fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

•	the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais.  When the Real strengthens relative to the U.S. dollar, as it did in the first half of 2010 (an appreciation of 22.0%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways.  The following comparison between our results of operations in the first half of 2010 and in the first half of 2009 was impacted by the increase in the value of the Real against the U.S. dollar during that period.

5

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2010 COMPARED TO THE FIRST HALF OF 2009

The comparison between our results of operations has been affected by the 22.0% increase in the value of the Real against the U.S. dollar in the first half of 2010 compared to the first half of 2009.

Revenues

Net operating revenues increased 43.7% to U.S.$57,183 million in the first half of 2010 compared to U.S.$39,794 million in the first half of 2009. This increase was primarily attributable to higher average sales prices of crude oil and natural gas in the international market and crude oil in the domestic market and to an 11.1% increase in sales volumes in the domestic market. For more information on the domestic increase of sales volume, see the discussion of domestic sales volumes on page 18.

Consolidated sales of products and services increased 43.4% to U.S.$71,548 million in the first half of 2010 compared to U.S.$49,900 million in the first half of 2009 due to the increases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

•

Value-added, Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes increased 37.3% to U.S.$12,416 million in the first half of 2010 compared to U.S.$9,043 million in the first half of 2009, primarily due to higher prices and higher domestic sales volumes; and

•

Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the per-transaction fee due to the Brazilian government, which increased 83.3% to U.S.$1,949 million in the first half of 2010 compared to U.S.$1,063 million in the first half of 2009, primarily due to higher prices and higher domestic sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the first half of 2010 increased 56.7% to U.S.$32,713 million compared to U.S.$20,882 million in the first half of 2009. This increase was principally a result of:

•	74.9% (U.S.$4,394 million) increase in the cost of imports due to higher volumes and prices;
•

137.9% (U.S.$2,970 million) increase in costs for our international trading activities due to increased offshore operations conducted by our international subsidiary Petrobras International Finance Company (PifCo); and

•

89.5% (U.S.$2,601 million) increase in production taxes and charges in the first half of 2010 compared to the first half of 2009. These include royalties, which increased 77.9% (U.S.$1,144 million); special participation charge (an extraordinary charge payable in the event of high production or profitability from our fields), which increased 103.2% (U.S.$1,452 million); and costs associated with rental of areas, which increased 15.6% (U.S.$5 million). The increase in production taxes and charges in the first half of 2010 was due to a 57.9% increase in the reference price for domestic oil, which averaged U.S.$68.88 in the first half of 2010 compared to U.S.$43.62 in the first half of 2009, reflecting the Brent price on the international market and higher production taxes of the Marlim Sul and Marlim Leste fields due to higher produced volumes.

6

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 42.9% to U.S.$4,130 million in the first half of 2010 compared to U.S.$2,891 million in the first half of 2009, due to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 11.8% to U.S.$892 million in the first half of 2010 compared to U.S.$798 million in the first half of 2009. Excluding the impact of the appreciation of the Real, exploration, including exploratory dry holes decreased 8.4% in the first half of 2010 compared to the first half of 2009 primarily due to the lower write-off of dry wells.

Impairment

In the first half of 2010, we recorded an impairment charge of U.S.$94 million compared to zero in the first half of 2009. This expense is related to losses on the recoverable amount of our 65% interest in the Breitener thermoelectric power plant in Manaus, Amazonas - Brazil and on the recoverable amount of assets held for sale in the International segment (related to Refining, Transportation and Marketing and Distribution activities) which were written down to their fair value for the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 34.4% to U.S.$4,200 million in the first half of 2010 compared to U.S.$3,125 million in the first half of 2009.

Selling expenses increased 44.1% to U.S.$2,208 million in the first half of 2010 compared to U.S.$1,532 million in the first half of 2009. This increase was primarily attributable to the impact of the appreciation of the Real and also to higher sales expenses related to NGL reconverter ships.

General and administrative expenses increased 25.0% to U.S.$1,992 million in the first half of 2010 compared to U.S.$1,593 million in the first half of 2009. The increase in general and administrative expenses was primarily attributable to the impact of the appreciation of the Real and also to higher personnel expenses due to increased workforce and pay raises.

Research and Development Expenses

Research and development expenses increased 39.1% to U.S.$448 million in the first half of 2010 compared to U.S.$322 million in the first half of 2009. This higher expense was primarily due to increased average sales prices, which are the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian law.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants increased 24.4% to U.S.$403 million in the first half of 2010 compared to U.S.$324 million in the first half of 2009. Excluding the impact of the appreciation of the Real, the employee benefit expense for non-active participants remained relatively constant in the first half of 2010 compared to the first half of 2009.

Other Operating Expenses

Other operating expenses increased 195.3% to U.S.$1,878 million in the first half of 2010 compared to U.S.$636 million in the first half of 2009.  A breakdown of other operating expenses by segment is included on page 28.

7

 The most significant changes between the first half of 2010 and the first half of 2009 are described below:

•

648.5% (U.S.$655 million) increase in expense for losses and contingencies related to legal proceedings, to U.S.$756 million in the first half of 2010 compared to U.S.$101 million in the first half of 2009, mainly due to provisions for contingencies related to the IPI (Federal VAT tax) tax credit-premium assignment (U.S.$255 million); a tax claim against the Company in connection with the charge of ICMS tax (domestic value-added tax) related to the P-36 platform (U.S.$250 million) and to ICMS tax debts (U.S.$61 million);

•	U.S.$ 342 million increase in losses due to exchange of equity method investments, as a result of the integration of the petrochemical investments in Braskem;
•	49.5% (U.S.$96 million) increase in expense for institutional relations and cultural projects, to U.S.$290 million in the first half of 2010 compared to U.S.$194 million in the first half of 2009;
•	43.3% (U.S.$29 million) increase in expense for health, safety, and environment (HSE), to U.S.$96 million in the first half of 2010 compared to U.S.$67 million in the first half of 2009;

 These increases were partially offset by:

•	15.1% (U.S.$22 million) decrease in operating expense at thermoelectric power plants, to U.S.$124 million in the first half of 2010 compared to U.S.$146 million in the first half of 2009;
•	15.6% (U.S.$32 million) decrease in expense for marking inventory to market value, to U.S.$173 million in the first half of 2010 compared to U.S.$205 million in the first half of 2009; and
•	29.7% (U.S.$47 million) decrease in expense for unscheduled stoppages of plant and equipment, to U.S.$111 million in the first half of 2010 compared to U.S.$158 million in the first half of 2009.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies decreased to a loss of U.S.$28 million in the first half of 2010 compared to a gain of U.S.$215 million in the first half of 2009, primarily due to a loss from investments in the petrochemical sector.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 12.4% to U.S.$924 million in the first half of 2010 compared to U.S.$822 million in the first half of 2009. This increase was primarily attributable to higher income on financial investments (U.S.$59 million increase) and higher income on clients (U.S.$11 million increase). A breakdown of financial income is set forth in Note 11 of our unaudited consolidated financial statements for the six-month period ended June 30, 2010.

Financial Expenses

Financial expenses increased 70.5% to U.S.$822 million in the first half of 2010 compared to U.S.$482 million in the first half of 2009. This increase was primarily attributable to increased financial expenses related to our debt (U.S.$675 million increase), partially offset by lower losses on derivative instruments (U.S.$262 million decrease)

8

and by higher capitalized interest income (U.S.$230 million decrease). A breakdown of financial expense is set forth in Note 11 of our unaudited consolidated financial statements for the six-month period ended June 30, 2010.

Monetary and Exchange Variation

Monetary and exchange variation decreased 13.2% to a loss of U.S.$781 million in the first half of 2010 compared to a loss of U.S.$900 million in the first half of 2009.  The lower loss in the first half of 2010 compared to the first half of 2009 was primarily due to foreign exchange gains on net monetary assets denominated in U.S. dollars.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, increased 12.2% to U.S.$166 million in the first half of 2010 compared to U.S.$148 million in the first half of 2009. Excluding the impact of the appreciation of the Real, other taxes, consisting of various taxes on financial transactions remained relatively constant in the first half of 2010 compared to the first half of 2009.

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a gain of U.S.$97 million in the first half of 2010 compared to a loss of U.S.$77 million in the first half of 2009, primarily attributable to a U.S.$147 million provision for losses from the Pasadena Refinery in the first quarter of 2009.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest increased 13.7% to U.S.$11,649 million in the first half of 2010 compared to U.S.$10,246 million in the first half of 2009. Income tax expense increased 22.0% to U.S.$3,047 million in the first half of 2010, compared to U.S.$2,498 million in the first half of 2009, primarily due to the increase of taxable income and to the decrease of tax benefits related to foreign income (U.S.$83 million decrease), partially offset by the increase of the tax benefit related to the provisioning of interest on shareholders’ equity (U.S.$215 million increase). The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements for the six-month period ended June 30, 2010.

9

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of oil and gas production in the Exploration and Production segment being sold or transferred to other business segments of the Company.

EXPLORATION AND PRODUCTION

(U.S.$ million)
For the first half of
2010	2009
7,839	3,597

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The increased net income from Exploration and Production for the first half of 2010 compared to the first half of 2009 was primarily due to the recovery of the international market of heavy oil in relation to light oil since our production consists primarily of heavy oil and a 2.0% increase in oil and NGL production.

These effects were offset by increased expenses from government participations and losses in legal proceedings related to the levying of the ICMS/RJ tax on the P-36 platform.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$10.86/bbl in the first half of 2009 to US$ 3.92/bbl in the first half of 2010.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	EXPLORATION AND PRODUCTION – BRAZIL	2010	2009
			Average daily crude oil and gas production
1,985	2,010	1,964	Crude oil and NGLs – Brazil (mbbl/d) (1)	1,998	1,958
1,902	1,986	1,914	Natural gas - Brazil (mmcf/d) (2)	1,944	1,884

(1)             Includes production from shale oil reserves.

(2)             Does not  include LNG. Includes reinjected gas.

(Jan-Jun/2010 x Jan-Jun/2009): Natural decline in crude oil and NGL production from mature fields was offset by increased production from platforms P-51 in the Marlim Sul field, P-53 in the Marlim Leste field, P-54 in the Roncador field, P-34 in the Jubarte field,  the Tiro extended well test (EWT) in the SS-11 field, Tupi EWT (FPSO-Cidade de São Vicente), FPSO-Cidade de Niterói in the Marlim Leste field, FPSO-Frade (Frade), FPSO-Cidade de Vitória (Golfinho) and  FPSO-Espírito Santo (Parque da Conchas).

Domestic natural gas production increased 3.2% to 1,944 mmcf/d in the first half of 2010 compared to 1,884 mmcf/d in the first half of 2009 due to increased production from our platforms.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	LIFTING COSTS – BRAZIL (U.S. dollars/boe)	2010	2009
			Crude oil and natural gas – Brazil
9.40	9.79	8.72	Excluding production taxes (1)	9.60	8.27
23.73	24.50	19.50	Including production taxes (1)	24.12	17.11

(1)             Production taxes include royalties, special government participation and rental of areas.

Lifting Costs - Excluding production taxes

(Jan-Jun/2010 x Jan-Jun/2009): Our unit lifting cost in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas) increased 16.1% to U.S.$9.60/bbl in the first half of 2010 compared to U.S.$8.27/bbl in the first half of 2009, due mainly to the appreciation of the Real.

Lifting Costs - Including production taxes

(Jan-Jun/2010 x Jan-Jun/2009): Our production taxes in Brazil on a per barrel basis increased 64.3% to U.S.$14.52/bbl in the first half of 2010 compared to U.S.$8.84/bbl in the first half of 2009. This increase is attributable to a 57.9% increase in the reference price for domestic oil, which averaged U.S.$68.88 in the first half of 2010 compared to U.S.$43.62 in the first half of 2009, reflecting the Brent price on the international market and higher production taxes of the Marlim Sul and Marlim Leste fields due to higher produced volumes.

REFINING, TRANSPORTATION AND MARKETING

(U.S.$ million)
For the first half of
2010	2009
716	4,569

Our Refining, Transportation and Marketing segment includes refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which includes investments in domestic petrochemical companies.

The decreased net income for our Refining, Transportation and Marketing segment in the first half of 2010 compared to the same period of 2009 was due to the higher oil acquisition/transfer costs and higher oil product import costs.

These effects were partially offset by higher domestic oil product sales volume and an increase in average realization price of exports and the upturn of the domestic prices, where oil products are indexed to international prices, despite the reduction in the price of diesel and gasoline in June 2009.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	IMPORTS AND EXPORTS	2010	2009
			Imports (mbbl/d)
347	330	361	Crude oil imports	339	393
274	289	121	Oil product imports	281	131
			Exports (mbbl/d)
555	561	512	Crude oil exports (1)(2)	558	482
192	216	237	Oil product exports (2)	204	226
126	158	267	Net exports (imports) of crude oil and oil products	142	184
			Other imports and exports (mbbl/d)
6	28	10	Imports of other products	17	7
2	0	1	Exports of other products (2)	1	1

(1)             Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo) and also crude oil export volumes of Refining, Transportation and Marketing and Exploration and Production segments.

(2)             Includes exports in progress.

(Jan-Jun/2010 x Jan-Jun/2009): Higher crude oil exports are primarily attributable to higher production and to a decline in the volume of crude oil processed at certain of our refineries due to scheduled stoppages, primarily at the Replan Refinery, in the first half of 2010.  Higher oil product imports were due to higher demand for  diesel, due to increased agricultural activity in 2010 and public works projects under the Programa de Aceleração do Crescimento (Growth Acceleration Program) and higher demand for gasoline due to lower ethanol availability in the market in the beginning of 2010.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	OUTPUT OF OIL PRODUCTS – BRAZIL	2010	2009
			Refining and marketing operations (mbbl/d)
			Brazil
1,765	1,807	1,778	Output of oil products	1,786	1,774
1,942	1,942	1,942	Installed capacity (1)	1,942	1,942
90	91	90	Utilization	90	90

80	81	79	Domestic crude oil as % of total feedstock processed	81	79

(1)             As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

(Jan-Jun/2010 x Jan-Jun/2009): Refinery output in Brazil remained relatively constant in the first half of 2010 compared to the first half of 2009.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	REFINING COSTS – BRAZIL (U.S. dollars/boe)	2010	2009
3.64	3.93	3.07	Refining costs - Brazil	3.79	2.83

(Jan-Jun/2010 x Jan-Jun/2009): Excluding the impact of the appreciation of the Real, our refining costs in Brazil increased 9.9% in the first half of 2010 compared to the first half of 2009 due to higher personnel expenses, increased scheduled stoppages and higher maintenance and technical repairs third-party service costs.

GAS AND POWER

(U.S.$ million)
For the first half of
2010	2009
393	188

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution, thermoelectric power generation and our two domestic fertilizer plants.

The improved results for our Gas and Power segment for the first half of 2010 compared to the first half of 2009 were due to higher natural gas sales to the non-thermoelectric segment, growth in the industrial sector, increased fixed income from energy auctions, higher energy sales, increased hydroelectric reservoir levels, a reduction in the average energy acquisition cost and increased sales margins, and lower import/transfer costs of natural gas reflecting international prices.

These effects were partially offset by a reduction in exported electricity volumes and increased selling expenses related to our LNG regasification vessels.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	IMPORTS OF LPG	2010	2009
			Imports (mbbl/d)
152	168	158	Imports of LPG	160	142

DISTRIBUTION

(U.S.$ million)
For the first half of
2010	2009
341	252

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.– BR, in Brazil.

The increased net income from the Distribution segment in the first half of 2010 compared to the same period of 2009 was primarily due to higher sales margins and the upturn in sales volumes, despite the increase in selling, general and administrative expenses. These effects were partially offset by a provision for tax contingencies.

The Distribution segment accounted for 38.7% of the national fuel distribution market in the first half of 2010, versus 38.4% in the first half of 2009.

INTERNATIONAL

(U.S.$ million)
For the first half of
2010	2009
564	(344)

The International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The improved result in the International segment in the first half of 2010 compared to the first half of 2009 was due to the recovery of international oil prices and higher volumes in Exploration and Production activities, as a result of the operational start-up of production in Akpo, Nigeria, which occurred in March 2009.

This effect was offset by a loss related to Pasadena Refinery in the first half of 2009.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	EXPLORATION AND PRODUCTION – INTERNATIONAL	2010	2009
			Average daily crude oil and gas production
142	146	130	Crude oil and NGLs – International (mbbl/d) (1)	144	122
570	552	606	Natural gas - International (mmcf/d) (2)	564	588
8	8	10	Non-consolidated international production(3)	8	11

(1)             Includes production from shale oil reserves.

(2)             Does not include LNG. Includes reinjected gas.

(3)             Non-consolidated companies in Venezuela.

(Jan-Jun/2010 x Jan-Jun/2009): International consolidated crude oil and NGL production increased 18.0% due to the start-up of production in Akpo, Nigeria, in March 2009.

International consolidated gas production decreased 4.1% as a result of the decline of mature wells and also of operating problems at a natural gas processing plant in Argentina.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	LIFTING COSTS – INTERNATIONAL (U.S. dollars/boe)	2010	2009
5.23	5.60	4.93	Crude oil and natural gas – international	5.42	4.68

(Jan-Jun/2010 x Jan-Jun/2009): The 15.8% increase in our international lifting costs was primarily due to higher operating costs as a result of higher contractual prices in Argentina.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	OUTPUT OF OIL PRODUCTS – INTERNATIONAL	2010	2009
			Refining and marketing operations (mbbl/d)
			International
225	208	196	Output of oil products	216	208
281	281	281	Installed capacity	281	281
73	63	60	Utilization	68	64

(Jan-Jun/2010 x Jan-Jun/2009): Our international refinery output increased 3.8% as a result of the improved operational performance at the Pasadena Refinery in the United States due to improved operating reliability and improved margins in Argentina. Our increased output was partially offset by a scheduled stoppage at the Nansei Sekiyu Refinery in Japan.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	REFINING COSTS – INTERNATIONAL (U.S. dollars/boe)	2010	2009
3.32	3.68	5.90	Refining costs - International	3.49	5.27

(Jan-Jun/2010 x Jan-Jun/2009): International refining costs decreased 33.8% in the first half of 2010 compared to the first half of 2009 due to lower maintenance and repair expenses and higher processed crude volumes at the Pasadena Refinery in the United States, which is a result of its improved operating reliability.

				For the first half of
1Q-2010	2Q-2010	2Q-2009	SALES VOLUMES – mbbl/d	2010	2009
733	802	753	Diesel	768	703
410	374	331	Gasoline	392	330
104	101	98	Fuel oil	102	101
149	151	165	Naphtha	150	158
203	221	212	LPG	212	203
84	85	74	Jet fuel	84	73
168	164	136	Other (1)	166	123
1,851	1,898	1,769	Total oil products	1,874	1,691
81	93	92	Ethanol and other products	87	88
257	292	244	Natural gas	275	234
2,189	2,283	2,105	Total domestic market	2,236	2,013
749	777	750	Exports	763	709
569	644	466	International sales	607	580
1,318	1,421	1,216	Total international market (2)	1,370	1,289
3,507	3,704	3,321	Total	3,606	3,302

(1)             Mainly composed of asphalt sales volume, due to higher consumption in infrastructure sectors.

(2)             Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).

Our domestic sales volumes increased 11.1% to 2,236 mbbl/d in the first half of 2010 compared to 2,013 mbbl/d in the first half of 2009, primarily due to:

•        Diesel (increase of 9.2%) – The increase in diesel sales was primarily due to the recovery of the Brazilian economy, increased agricultural activity and growing investments in infrastructure sectors.

•        Gasoline (increase of 18.8%) – The increase in gasoline sale volume was due to higher gasoline consumption in flex-fuel vehicles as a result of low ethanol supply in the beginning of 2010, a decrease in the mandatory percentage of ethanol contained in gasoline sold in Brazil from 25% to 20% in February 2010 and higher retail consumption.

•        Natural gas (increase of 17.5%) – The increase in natural gas sales was due to higher consumption in the non-thermoelectric market which was generated by a recovery of industrial activity.

•        Jet fuel (increase of 15.1%) – The increase in jet fuel sales was also due to the recovery of the Brazilian economy which stimulated the domestic aviation market.

Crude oil export volumes increased 7.6% as a result of increased production generated by the start-up of several platforms in the first half of 2010 and a decline in the volume of crude oil processed at certain of our refineries due to scheduled stoppages during the same period.

International sales increased 4.7% mainly due to increased production in Nigeria and to market opportunities in 2010.

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically, we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.

Financing Strategy

On June 18, 2010, our Board of Directors approved our Business Plan for 2010 through 2014, providing for planned  investments totaling U.S.$224 billion for the period.  We will continue our policy of extending the term of our debt maturity profile. We intend to fund our financial needs by issuing equity in addition to raising debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On June 30, 2010, we had cash and cash equivalents of U.S.$12,972 million compared to U.S.$16,169 million at December 31, 2009.

Operating activities provided net cash flows of U.S.$13,439 million in the first half of 2010 compared to U.S.$9,771 million in the first half of 2009. Cash generated by operating activities was mainly affected by net operating revenues, which increased U.S.$17,389 million during the first half of 2010 compared to the first half of 2009.

Net cash used in investing activities increased to U.S.$21,631 million in the first half of 2010 compared to U.S.$14,863 million in the first half of 2009. This increase was due primarily to capital expenditures mainly related to our exploration and production projects in Brazil (U.S.$2,284 million); and to the modernization of  our refineries (U.S.$2,580 million).

Net cash provided by financing activities was U.S.$5,451 million in the first half of 2010 compared to net cash provided by financing activities of U.S.$2,660 million in the first half of 2009. This increase was primarily due to the drawdown in the amount of U.S.$4,000 million in the first half of 2010 with respect to the financing agreement of U.S.$10,000 million entered into with the China Development Bank Corporation (CDB), in November 2009, and also to new financings obtained from Banco do Brasil (U.S.$1,221 million) and the Caixa Econômica Federal (U.S.$1,110 million) both in June 2010.

Our net debt increased to U.S.$51,772 million as of June 30, 2010 compared to U.S.$40,963 million as of December 31, 2009, primarily due to the new borrowings mentioned above.

(U.S.$ Million)
Balance sheet data	June 30, 2010	December 31, 2009	Percent Change (June 30, 2010 versus December 31, 2009)	June 30, 2009
Cash and cash equivalents	12,972	16,169	(19.8)	4,870
Short-term debt	13,911	8,553	62.6	6,241
Total long-term debt	50,477	48,149	4.8	28,309
Total capital lease obligations	356	430	(17.2)	511
Net debt (1)	51,772	40,963	26.4	30,191
Petrobras’ shareholders’ equity (2)	97,521	94,058	3.7	79,146
Total capitalization (3)	162,265	151,190	7.3	114,207

	(U.S.$ Million)
Reconciliation of Net debt	June 30, 2010	December 31, 2009	June 30, 2009
Total long-term debt	50,477	48,149	28,309
Plus short-term debt	13,911	8,553	6,241
Plus total capital lease obligations	356	430	511
Less cash and cash equivalents	12,972	16,169	4,870
Net debt (1)	51,772	40,963	30,191

(1)     Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)     Petrobras’ shareholders’ equity includes adjustments in the amount of U.S.$1,581 million (loss) on June 30, 2010 and U.S.$1,646 million (loss) on December 31, 2009, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3)     Total capitalization is calculated as Petrobras’ shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On June 30, 2010, our total short-term debt amounted to U.S.$13,911 million compared to U.S.$8,553 million on December 31, 2009.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$50,477 million on June 30, 2010 compared to U.S.$48,149 million on December 31, 2009. See Note 10 of our unaudited consolidated financial statements as of June 30, 2010.

Off Balance Sheet Arrangements

As of June 30, 2010, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Dividends and Interest on Shareholders’ Equity

a) Related to 2009 results

The General Shareholders’ Meeting of April 22, 2010 approved dividends relating to the year ended December  31, 2009 in the amount of U.S.$4,560 million to common and  preferred shares, without distinction, restated in accordance with the SELIC rate  from  December  31, 2009 until the date of payment on April 30, 2010.

Interest on shareholders’ equity in the total amount of U.S.$3,912 million is included in these dividends and was distributed as follows:

•   On June 24, 2009, in the amount of U.S.$1,347 million, which was made available to shareholders on November 30, 2009, based on the share position of July 3, 2009.

•   On September 21, 2009, in the amount of U.S.$964 million, which was made available to shareholders on December 21, 2009, based on the share position of September 30, 2009.

•   On December 17, 2009, in the amount of U.S.$1,002 million, which was made available to shareholders on December 29, 2009, based on the share position of December 18, 2009.

•   On February 26, 2010, the final portion of interest on shareholders’ equity, which was made available to shareholders on April 30, 2010, based on the shareholding position as of April 22, 2010, in the amount of U.S.$599 million, together with the dividends of U.S.$648 million.

b) Interest on shareholders' equity – fiscal year 2010

The Company’s Board of Directors approved distributions to shareholders in the form of interest on shareholders’ equity in advance of the close of our 2010 fiscal year, as contemplated by the Brazilian Corporate Law, as follows:

•   On May 14, 2010, in the amount of U.S.$977 million which was made available to shareholders on May 31, 2010, based on the shareholding position on May 21, 2010.

•   On July 16, 2010, in the amount of U.S.$986 million to be made available not later than September 30, 2010, based on the shareholding position on July 30, 2010.

Advance payments of interest on shareholders’ equity will be counted toward the remuneration that is required to be distributed upon the close of 2010 fiscal year. This amount will be updated according to the SELIC rate from the date of payment until the end of the aforementioned fiscal year.

The interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

Subsequent Events

Notice of infraction – National Agency for Petroleum, National Gas and Biofuel – ANP

On July 1, 2010, the Company received a notice that a suit had been filed by ANP, in the amount of US$123 million, for the alleged miscalculations of the special participation tax basis in the Barracuda and Caratinga fields. Petrobras is presenting a defense at the administrative level and the estimated maximum exposure for this infraction is US$229 million.

Resolution of the Special General Shareholders’ Meeting

On August 12, 2010, the Special General Shareholders’ Meeting decided on and approved the following matters:

•        Ratify the engagement of the specialized company  PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (PwC) for preparation of an appraisal report of 4 (four) series on Financial Treasury Bills (LFT) issued by the Federal Government (Report)  with maturity on September 7, 2014, March 7, 2015, September 7, 2015 and September 7, 2016 (LFT), to be used optionally by the shareholders of the Company to pay up the shares they subscribe in the environment of the public offering of the first distribution of shares of the Company to be made in  observance of Article 62 of the Company’s bylaws and in the terms of CVM Instruction 400 of December 29, 2003, as amended;

•        Approve the criteria and methodologies for determining the value of the LFTs, as proposed by PwC in the draft of the Report (Appraisal Criteria); and

•        Approve the delegation of powers to the Company’s Board of Directors to approve the Report, ratifying the definitive amount of each series of LFTs, as presented in the Report, through application of the Appraisal Criteria.

The Company further informs that the Federal Government abstained from voting on the matters subject to this Extraordinary General Meeting. Additionally, the shareholders were informed during the Meeting that the Minority Shareholder's Committee understands the LFT Valuation Criteria submitted for approval at the Meeting to be appropriate.

Income Statement

(in millions of U.S. dollars, except for share and per share data)

				For the first half of
1Q-2010	2Q-2010	2Q-2009		2010	2009

34,620	36,928	27,001	Sales of products and services	71,548	49,900
			Less:
(6,114)	(6,302)	(4,824)	Value-added and other taxes on sales and services	(12,416)	(9,043)
(947)	(1,002)	(595)	CIDE	(1,949)	(1,063)
27,559	29,624	21,582	Net operating revenues	57,183	39,794

(15,257)	(17,456)	(10,862)	Cost of sales	(32,713)	(20,882)
(2,042)	(2,088)	(1,563)	Depreciation, depletion and amortization	(4,130)	(2,891)
(539)	(353)	(378)	Exploration, including exploratory dry holes	(892)	(798)
(94)	-	-	Impairment	(94)	-
(2,052)	(2,148)	(1,685)	Selling, general and administrative expenses	(4,200)	(3,125)
(217)	(231)	(176)	Research and development expenses	(448)	(322)
(201)	(202)	(158)	Employee benefit expense for non-active participants	(403)	(324)
(948)	(930)	(200)	Other operating expenses	(1,878)	(636)
(21,350)	(23,408)	(15,022)	Total costs and expenses	(44,758)	(28,978)

6,209	6,216	6,560	Operating income (loss)	12,425	10,816

(12)	(16)	230	Equity in results of non-consolidated companies	(28)	215
413	511	485	Financial income	924	822
(356)	(466)	(356)	Financial expense	(822)	(482)
(335)	(446)	(689)	Monetary and exchange variation	(781)	(900)
(85)	(81)	(85)	Other taxes	(166)	(148)
92	5	54	Other expenses, net	97	(77)
(283)	(493)	(361)		(776)	(570)

5,926	5,723	6,199	Income (Loss) before income taxes	11,649	10,246

			Income tax expense:
(1,776)	(845)	(1,824)	Current	(2,621)	(2,789)
216	(642)	623	Deferred	(426)	291
(1,560)	(1,487)	(1,201)	Total income tax expense	(3,047)	(2,498)

4,366	4,236	4,998	Net income for the period	8,602	7,748

(49)	10	(1,007)	Less: Net income attributable to the non-controlling interest	(39)	(1,121)
4,317	4,246	3,991	Net income attributable to Petrobras	8,563	6,627

			Weighted average number of shares outstanding
5,073,347,344	5,073,347,344	5,073,347,344	Common	5,073,347,344	5,073,347,344
3,700,729,396	3,700,729,396	3,700,729,396	Preferred	3,700,729,396	3,700,729,396

0.49	0.48	0.45	Basic and diluted earnings per share Common and preferred	0.98	0.76

			Basic and diluted earnings per ADS
0.98	0.96	0.90	Common and preferred	1.96	1.52

Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of June 30, 2010	As of December 31, 2009
Assets
Current assets
Cash and cash equivalents	12,972	16,169
Marketable securities	412	72
Accounts receivable, net	9,228	8,115
Inventories Recoverable taxes	10,857 3,758	11,227 3,940
Other current assets	3,055	3,121
Total current assets	40,282	42,644

Property, plant and equipment, net	147,083	136,167

Investments in non-consolidated companies and other investments	5,466	4,350

Non-current assets
Accounts receivable, net	1,931	1,946
Advances to suppliers	3,097	3,267
Petroleum and alcohol account – receivable from Federal Government	454	469
Marketable securities	2,559	2,659
Restricted deposits for legal proceedings and guarantees	1,316	1,158
Recoverable taxes	5,971	5,462
Others	2,405	2,148
Total non-current assets	17.733	17,109

Total assets	210,564	200,270

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	9,123	9,882
Current debt	13,911	8,553
Current portion of capital lease obligations	201	227
Taxes payable	4,907	5,974
Payroll and related charges	2,289	2,118
Dividends and interest on capital payable	974	1,340
Other current liabilities	3,255	2,871
Total current liabilities	34,660	30,965

Long-term liabilities
Long-term debt	50,477	48,149
Capital lease obligations	155	203
Employees’ post-retirement benefits obligation Pension and Health care	10,962	10,963
Deferred income taxes	9,962	9,844
Other liabilities	5,404	4,726
Total long-term liabilities	76,960	73,885

Shareholders' equity
Shares authorized and issued:
Preferred share – 2010 and 2009 - 3,700,729,396 shares	17,157	15,106
Common share – 2010 and 2009 – 5,073,347,344 shares	22,584	21,088
Additional paid in capital	717	707
Reserves and others	57,063	57,157
Petrobras’ Shareholders' Equity	97,521	94,058

Non-controlling interest	1,423	1,362

Total Equity	98,944	95,420

Total liabilities and shareholders’ equity	210,564	200,270

Statement of Cash Flows Data

(in millions of U.S. dollars)

				For the first half of
1Q-2010	2Q-2010	2Q-2009		2010	2009

			Cash flows from operating activities
4,366	4,236	4,998	Net income for the period	8,602	7,748

			Adjustments to reconcile net income to net cash provided by operating activities:
2,042	2,088	1,563	Depreciation, depletion and amortization	4,130	2,891
348	199	88	Dry hole costs	547	329
12	16	(230)	Equity in the results of non-consolidated companies	28	(215)
941	52	(289)	Foreign exchange (gain)/loss	993	155
94	-	-	Impairment	94	-
(217)	643	(623)	Deferred income taxes	426	(291)
540	89	57	Other	629	233

			Working capital adjustments
(1,112)	(222)	(1,224)	Decrease (increase) in accounts receivable, net	(1,334)	(757)
(432)	86	(815)	Decrease (increase) in inventories	(346)	(207)
(699)	(60)	1,164	Increase (decrease) in trade accounts payable	(759)	(53)
(395)	(483)	457	Increase in taxes payable	(878)	824
63	36	(582)	Increase in advances to suppliers	99	(589)
(131)	(503)	(192)	Increase in recoverable taxes	(634)	(462)
105	1,737	(503)	Increase (decrease) in other working capital adjustments	1,842	165

5,525	7,914	3,869	Net cash provided by operating activities	13,439	9,771

(9,891)	(11,740)	(8,335)	Net cash flows from investing activities	(21,631)	(14,863)

3,128	2,323	468	Net cash flows from financing activities	5,451	2,660

(1,238)	(1,503)	(3,998)	Increase (Decrease) in cash and cash equivalents	(2,741)	(2,432)
(317)	(139)	742	Effect of exchange rate changes on cash and cash equivalents	(456)	803
16,169	14,614	8,126	Cash and cash equivalents at beginning of period	16,169	6,499
14,614	12,972	4,870	Cash and cash equivalents at the end of period	12,972	4,870

Income Statement by Segment

For the first half of 2010

U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	141	32,012	3,034	5,116	16,880	-	-	57,183
Inter-segment net operating revenues	25,959	15,284	432	1,275	349	-	(43,299)	-

Net operating revenues

	26,100	47,296	3,466	6,391	17,229	-	(43,299)	57,183

Cost of sales	(10,018)	(43,442)	(2,100)	(4,563)	(15,719)	-	43,129	(32,713)
Depreciation, depletion and amortization	(2,652)	(546)	(244)	(427)	(103)	(149)	(9)	(4,130)
Exploration, including exploratory dry holes	(758)	-	-	(134)	-	-	-	(892)
Impairment	-	-	(44)	(50)	-	-	-	(94)
Selling, general and administrative expenses	(189)	(1,452)	(408)	(388)	(848)	(1,015)	100	(4,200)
Research and development expenses	(228)	(74)	(32)	(1)	(2)	(111)	-	(448)
Employee benefit expense for non-active participants	-	-	-	-	-	(403)	-	(403)
Other operating expenses	(367)	(554)	(210)	(131)	(37)	(603)	24	(1,878)
Cost and expenses	(14,212)	(46,068)	(3,038)	(5,694)	(16,709)	(2,281)	43,244	(44,758)

Operating income (loss)	11,888	1,228	428	697	520	(2,281)	(55)	12,425

Equity in results of non-consolidated companies	5	(100)	65	6	-	(4)	-	(28)
Financial income (expenses), net	-	-	-	-	-	(679)	-	(679)
Other taxes	(24)	(27)	(13)	(38)	(8)	(56)	-	(166)
Other expenses, net	(5)	84	5	8	5	-	-	97

Income (Loss) before income taxes	11,864	1,185	485	673	517	(3,020)	(55)	11,649

Income tax benefits (expense)	(4,032)	(437)	(141)	(67)	(176)	1,787	19	(3,047)
Net income (loss) for the period	7,832	748	344	606	341	(1,233)	(36)	8,602
Less: Net income (loss) attributable to the non-controlling interest	7	(32)	49	(42)	-	(21)	-	(39)

Net income (loss) attributable to Petrobras	7,839	716	393	564	341	(1,254)	(36)	8,563

(    (1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

Income Statement by Segment

For the first half of 2009

U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	316	21,282	2,408	3,494	12,294	-	-	39,794
Inter-segment net operating revenues	14,712	10,956	475	501	333	-	(26,977)	-

Net operating revenues

	15,028	32,238	2,883	3,995	12,627	-	(26,977)	39,794

Cost of sales	(6,887)	(23,657)	(2,248)	(2,992)	(11,572)	-	26,474	(20,882)
Depreciation, depletion and amortization	(1,805)	(488)	(126)	(299)	(81)	(92)	-	(2,891)
Exploration, including exploratory dry holes	(681)	-	-	(117)	-	-	-	(798)
Impairment	-	-	-	-	-	-	-	-
Selling, general and administrative expenses	(157)	(1,065)	(183)	(343)	(610)	(809)	42	(3,125)
Research and development expenses	(126)	(73)	(7)	(1)	(3)	(112)	-	(322)
Employee benefit expense for non-active participants	-	-	-	-	-	(324)	-	(324)
Other operating expenses	70	(286)	(153)	(71)	26	(250)	28	(636)
Cost and expenses	(9,586)	(25,569)	(2,717)	(3,823)	(12,240)	(1,587)	26,544	(28,978)

Operating income (loss)	5,442	6,669	166	172	387	(1,587)	(433)	10,816

Equity in results of non-consolidated companies	(1)	148	46	21	-	1	-	215
Financial income (expenses), net	-	-	-	-	-	(560)	-	(560)
Other taxes	(39)	(21)	(5)	(36)	(8)	(39)	-	(148)
Other expenses, net	(26)	120	(7)	(156)	2	(10)	-	(77)

Income (Loss) before income taxes	5,376	6,916	200	1	381	(2,195)	(433)	10,246

Income tax benefits (expense)	(1,828)	(2,301)	(54)	(295)	(129)	1,961	148	(2,498)

Net income (loss) for the period	3,548	4,615	146	(294)	252	(234)	(285)	7,748
Less: Net income (loss) attributable to the non-controlling interest	49	(46)	42	(50)	-	(1,116)	-	(1,121)

Net income (loss) attributable to Petrobras	3,597	4,569	188	(344)	252	(1,350)	(285)	6,627

(      (1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

Other Operating Expenses by Segment

For the first half of 2010

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Losses from legal proceedings	(272)	(81)	(5)	(6)	(90)	(302)	-	(756)
Losses in exchange of investments	-	(342)	-	-	-	-	-	(342)
Institutional relations and cultural projects	(17)	(11)	(6)	-	(14)	(242)	-	(290)
Allowance for marking inventory to market value	-	(21)	-	(152)	-	-	-	(173)
Idle capacity at thermoelectric power plants	-	-	(124)	-	-	-	-	(124)
Unscheduled stoppages of plant and equipment	(76)	(4)	(31)	-	-	-	-	(111)
HSE expenses	(21)	(18)	(1)	-	-	(56)	-	(96)
Other	19	(77)	(43)	27	67	(3)	24	14
	(367)	(554)	(210)	(131)	(37)	(603)	24	(1,878)

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

For the first half of 2009

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Allowance for marking inventory to market value	-	(88)	(1)	(112)	-	(4)	-	(205)
Institutional relations and culture projects	(16)	(6)	(2)	-	(9)	(161)	-	(194)
Unscheduled stoppages of plant and equipment	(124)	(10)	(24)	-	-	-	-	(158)
Idle capacity at thermoelectric power plants	-	-	(146)	-	-	-	-	(146)
Losses from legal proceedings	(8)	(57)	(12)	(2)	(10)	(12)	-	(101)
HSE expenses	(14)	(9)	-	-	-	(44)	-	(67)
Other	232	(116)	32	43	45	(29)	28	235
	70	(286)	(153)	(71)	26	(250)	28	(636)

     (1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

Selected Balance Sheet Data by Segment

	For the first half of 2010 U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Current assets

	3,820	14,665	2,602	2,825	3,559	17,109	(4,298)	40,282
Cash and cash equivalents	-	-	-	-	-	12,972	-	12,972
Other current assets	3,820	14,665	2,602	2,825	3,559	4,137	(4,298)	27,310

Investments in non-consolidated companies and other investments	290	2,458	684	1,240	207	587	-	5,466

Property, plant and equipment, net	74,109	35,976	21,237	9,912	2,298	3,551	-	147,083

Non-current assets	3,607	2,534	1,407	1,629	314	8,528	(286)	17,733

Total assets

	81,826	55,633	25,930	15,606	6,378	29,775	(4,584)	210,564

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2) The assets with biofuels are included in the Corporate segment.

Selected Balance Sheet Data by Segment

Year ended December 31, 2009

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets

	3,636	14,810	2,971	2,737	3,270	19,948	(4,728)	42,644
Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,810	2,971	2,737	3,270	3,779	(4,728)	26,475

Investments in non-consolidated companies and other investments	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment, net	70,098	31,508	20,196	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,016	1,433	1,484	294	8,467	(162)	17,109

Total assets

	77,596	49,969	25,361	14,914	6,127	31,198	(4,895)	200,270

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

Selected Data for International Segment

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of June 30, 2010)

	12,077	2,865	782	699	1,781	(2,598)	15,606

STATEMENT OF INCOME

(For the first half of 2010)

Net Operating Revenues

	1,796	3,587	266	1,913	-	(1,171)	6,391

Net operating revenues to third parties	324	2,638	245	1,894	-	15	5,116
Inter-segment net operating revenues	1,472	949	21	19	-	(1,186)	1,275

Net income (loss) attributable to Petrobras

	643	1	44	33	(149)	(8)	564

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of December 31, 2009)

	11,379	2,813	769	650	1,858	(2,555)	14,914

STATEMENT OF INCOME

(For the first half of 2009)

Net Operating Revenues

	1,114	2,522	198	1,061	2	(902)	3,995

Net operating revenues to third parties	386	1,897	171	1,038	2	-	3,494
Inter-segment net operating revenues	728	625	27	23	-	(902)	501

Net income (loss) attributable to Petrobras

	166	(126)	32	25	(467)	26	(344)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.